UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                    FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                       Commission File Number         1-15907
                                                                     ---------

                        RightCHOICE Managed Care, Inc.
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            (Exact name of registrant as specified in its charter)
        1831 Chestnut Street, St. Louis, Missouri, 63103 (314) 923-4444
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                 (Address, including zip code, and telephone
                        number, including area code, of
                       registrant's principal executive offices)

                    Common Stock, Par Value $0.01 Per Share

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           (Title of each class of securities covered by this Form)
                                      N/A
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      (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

       Rule 12g-4(a)(1)(i)         /x/          Rule 12h-3(b)(1)(i)       /x/
       Rule 12g-4(a)(1)(ii)                     Rule 12h-3(b)(1)(ii)
       Rule 12g-4(a)(2)(i)                      Rule 12h-3(b)(2)(i)
       Rule 12g-4(a)(2)(ii)                     Rule 12h-3(b)(2)(ii)
                                                Rule 15d-6
Approximate number of holders of record as of the certificate or notice date: None*

Pursuant to the requirements of the Securities Exchange Act of 1934, RightCHOICE Managed Care, Inc., a Delaware corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

*RightCHOICE Managed Care, Inc. merged with and into RWP Acquisition Corp. on January 31, 2002, at which time RWP Acquisition Corp. changed its name to RightCHOICE Managed Care, Inc. Pursuant to Rule 12g-4(b) of the Securities Exchange Act of 1934, this Certification/Notice is filed by RightCHOICE Managed Care, Inc. as successor.

Date:  February 8, 2002             By: /s/ Robert A. Kelly
       -----------------               ---------------------------------
                                       Robert A. Kelly
                                       Treasurer, Assistant Secretary and
                                       Vice President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the


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Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall by typed or printed under the signature.